UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 10, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex co-leads successful syndication of a US$50 million A/B Senior
Term Loan for Banco Continental S.A.E.C.A. (Paraguay)

Panama City, Republic of Panama, December 10, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the closing of a US$50 million A/B Syndicated Term Facility with Banco Continental S.A.E.C.A., (“Banco Continental” or the “Borrower”). Established in 1979, Banco Continental is Paraguay’s largest bank in terms of assets and largest lender to small- and medium-sized enterprises (SMEs) and corporate entities.

The transaction, co-arranged by Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (“FMO”), the Dutch development bank, and Bladex, consisted of a US$15 million 5-year FMO A-loan and a US$35 million 3-year B-loan (the “A/B Loan” or the “Facility”).

Bladex acted as the B-Loan Bookrunner and Joint Lead Arranger for the Facility.

This transaction represents the first international syndicated loan with the participation of commercial banks for Banco Continental, and the first of its kind for a Paraguayan bank in the international markets, opening the doors to other Paraguayan borrowers to access new banking relationships and new sources of medium-term cross-border financing.

Teresa Gaona de Bodadilla, Director at Banco Continental, stated: “We believe this transaction is highly significant because it places us as the first local bank to sign a syndicated loan agreement with commercial banks. This operation will facilitate the implementation of policies for the development of SMEs in the medium and long term. The support shown so far by FMO and Bladex in carrying out this agreement was well appreciated.”

The Facility received strong support from 6 banks in Central America and the Caribbean, which led the B loan to be 1.5 times oversubscribed.

Alejandro Jaramillo, Head of Loan Structuring and Distribution at Bladex, stated: “We are very pleased to have worked together with FMO in arranging and syndicating this relevant facility for this important bank in Paraguay, and to have partnered with FMO towards supporting sustainable private sector development in Latin America. The transaction was very successful as it attracted interest from several banks that are new not only to the Borrower, but also to Paraguay.”

Huib-Jan de Ruijter, Director of Financial Markets at FMO, said: “We are proud to have worked together with Bladex to mobilize new commercial investors for this landmark transaction. The Paraguay market offers many opportunities, and together we are looking forward to making economic, but also social and environmental, impact with a strong partner such as Banco Continental.”

The success of this transaction continues to demonstrate Bladex’s syndication capabilities and its ability to offer medium-term financing solutions to its clients, in this opportunity working alongside the FMO. It also sets a benchmark for future syndicated loan transactions by Paraguayan borrowers.

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panama, Republic of Panama